

VIA FACSIMILE AND U.S. MAIL

July 2, 2009

Howard C. Wadsworth
Chief Financial Officer
Furmanite Corporation
2435 North Central Expressway
Richardson, Texas 75080

      **RE: Furmanite Corporation
              Form 10-K for the Year Ended December 31, 2008
              Form 10-Q for the Period Ended March 31, 2009
              Definitive Proxy Statement on Schedule 14A filed April 7, 2009
                  File No. 1-5083**

Dear Mr. Wadsworth:

       We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<center>Form 10-K for the Year Ended December 31, 2008</center>

Item 1. Business, page 3

1. In future filings, please disclose, or include an appropriate cross – reference to disclosure in the financial statements, your long-lived assets by geographic area for each of the last three fiscal years, as required by Item 101(d) of Regulation S-K.

2. We note from your selected financial data on page 12 that you carry significant amounts of working capital. In future filings, if material to understanding your

business, please discuss your practices and those of your industry relating to working capital items. See Item 101(c)(1)(vi) of Regulation S-K.

3. We note your disclosure that you make available free of charge on or through your website your SEC reports; however, this does not appear to be the case, as we were unable to locate these materials on your website. In future filings, please revise your disclosure to satisfy the requirements of Item 101(e)(4) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

4. In future filings, please expand/revise your discussion under results of operations for all periods to:

   - Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of services and/or products being sold, or commencement of new projects or programs. For example, you explain on page 14 that the increase in the United States was primarily due to expansion of heat treatment services as well as an increase in leak sealing and other pressure services. In addition, the increase in Europe was due increases in both underpressure and turnaround services. However, you do not quantify the impact of these other factors on revenues for the period discussed;

   - Quantify each factor you cite as impacting your operations. For example, you disclose the increase in operating costs in the United States was due to increased labor and benefit costs as well as travel costs, supplies and materials, equipment rental, equipment repairs and maintenance and vehicle costs as in relation to the increase in revenue. However, you have not quantified the impact of these items.

   Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K. Please show us supplementally what your revised disclosure will look like.

5. In future filings, please clarify in your MD&A disclosure whether or not the expense amounts discussed in MD&A for each segment include or exclude the allocation of headquarter costs. To help readers better understand your segment results, please also provide in future filings reconciliations for each period discussed in MD&A that begin with each segment's operating costs, depreciation and amortization and selling, general and administrative costs and arrive at the consolidated amounts for each of these line items, as shown on your statement of operations. Please show us supplementally what your revised disclosure will look like.

Operating Costs, page 15

6. In future filings, please revise this caption and your related disclosures to clearly state the operating costs are exclusive of depreciation and amortization, like you do on the face of your statements of operations. See SAB Topic 11:B.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 20

7. In the interest of providing readers with a better insight into management's judgments in accounting for impairments of long-lived assets including plant and equipment, goodwill and intangible assets, please consider disclosing the following in future filings, beginning with your next interim filing:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - Sufficient information to enable a reader to understand how you apply your valuations and market approach analysis in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses;
   - How you determine the appropriate discount rates to apply in your goodwill impairment analysis;
   - Please clarify how you determine which property, plant and equipment should be tested for impairment as well as at what point in time they should be tested for impairment. Please state the types of events and circumstances that you believe indicate impairment;
   - A qualitative and quantitative description of the material assumptions used in determining impairments for all long-lived assets and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - If applicable, how the assumptions and methodologies used for valuing property, plant and equipment, goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.

   Please show us supplementally what your revised disclosure will look like.

Item 9A. Controls and Procedures

Changes in Internal Controls Over Financial Reporting, page 26

8. Your current disclosure under this caption is unclear. Please confirm that there have been no changes in the your internal controls over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect your internal controls over financial reporting and revise your disclosure in future filings accordingly.

<u>Item 15. Exhibits and Financial Statement Schedules, page 28</u>

9. We note that Exhibit 10.14 incorporates the Second Amendment to the Amended and Restated Loan Agreement. Please file the original Amended and Restated Loan Agreement dated August 13, 2002, which should include all exhibits referenced therein. Although we note that you filed this agreement with a Form 10-Q on August 14, 2002, it appears that you omitted the exhibits referenced by the agreement. In addition, please file or incorporate by reference, as appropriate, all subsequent amendments to this agreement. We note, for example, that a Third Amendment to the Amended and Restated Loan Agreement was filed with a Form 10-Q on May 15, 2006, but that it was not included on the exhibit list in your most recent Form 10-K.

10. To the extent that the agreements referenced in Exhibit 10.13 were subsumed by your Amended and Restated Loan Agreement dated August 13, 2002, please remove them from your exhibit list in future filings.

11. We note from the first full paragraph on page 18 that you have borrowed money pursuant to a $15 million facility. Please file the loan agreement underlying this credit facility, which should include all exhibits referenced therein. Although we note that you filed this agreement with a Form 10-Q on August 14, 2002, it appears that you omitted the exhibits referenced by the agreement.

<u>Exhibits 31.1 and 31.2</u>

12. The identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

13. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without modifying the word "report" with the word "annual" and with the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" included in paragraph 4(d).

<u>Form 10-Q for the Period Ended March 31, 2009</u>

<u>General</u>

14. Please address the above comments in your interim filings as well.

<u>Definitive Proxy Statement on Schedule 14A Filed on April 7, 2009</u>

<u>General</u>

15. In future filings, please describe your policies and procedures for the review, approval, or ratification of related person transactions. See Item 404(b)(1) of Regulation S-K.

16. We note that although you state that the shares under the Amended and Restated 1994 Stock Incentive Plan were "fully utilized" during 2001 through 2008, we believe that Item 201(d) information is required since it appears that the options to acquire those shares remain outstanding as of the end of 2008. In future filings, please provide tabular disclosure regarding your securities authorized for issuance under equity compensation plans as required by Item 201(d) of Regulation S-K. See also Instruction 1 to paragraph (c) of Item 10 of Schedule 14A.

<u>Compensation Discussion and Analysis</u>

<u>Elements of Compensation, page 17</u>

17. We note that you awarded Messrs. Rose and Milliron options to purchase 100,000 shares each. Please explain, with a view toward disclosure in future filings, how these option awards fit into your overall compensation objectives and how you determined the number of options to award. See Items 402(b)(1)(v) and (vi) of Regulation S-K.

18. We note from your disclosure on page 18 that your compensation committee considered the base salaries of other companies' executive officers in setting your executive compensation levels. In future filings, please provide a more detailed explanation of how you use comparative compensation information and how this comparison affects your compensation decisions. For example, if you use specific benchmarks, please disclose them and discuss where your NEOs' actual compensation levels fell relative to those benchmarks. In addition, please identify the companies against whom you compared your compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

19. We also note from footnote 3 to your summary compensation table on page 19 that you paid Mr. Milliron a $200,000 bonus "in recognition of his performance in 2007." Please explain, with a view toward disclosure in future filings, what specific items of corporate and/or individual performance were taken into account in deciding to award this bonus and how such compensation fits into your overall compensation objectives. See Items 402(b)(1)(vi) and (2)(v) and (vii) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief